[Crown Cork & Seal letterhead]

                                                              July 9, 1998



Compagnie Generale
      d'Industrie et de Participations
89, rue Taitbout
75009 Paris

Attention:  Michel Renault

Dear Mr. Renault:

     We refer to Section 3.1 of the Stock Purchase Agreement, dated as of February 3, 1998, between Crown Cork & Seal Company, Inc. ("Crown") and Compagnie Generale d'Industrie et de Participations ("CGIP"). At CGIP's request, solely for purposes of said Section 3.1, Crown hereby consents to the Disposition by CGIP of CGIP's shares of Crown Common Stock, par value $5.00 per share (the "Crown Shares"), to Morgan Guaranty Trust Company of New York or any of its affiliates ("Morgan") in connection with a total return swap (the "Swap") between CGIP and Morgan, as counterparty, and to any sales of Crown Shares by Morgan in connection with such Swap (including short sales to hedge Morgan's exposure under such Swap and sales of Crown Shares in the event of the physical settlement of such Swap), provided that any such sales by Morgan shall not be made to any Purchasing Person who or which would immediately thereafter, to the best knowledge of CGIP, any of its Controlled Affiliates, or Morgan beneficially own Voting Securities representing three and one-half percent (3.5%) or more of the Total Voting Power (the "Total Voting Power Threshold") and provided, further, that the restrictions contained in this paragraph shall not prohibit Morgan from transferring Crown Shares obtained in the event of a physical settlement of such Swap to the extent that such transfer is in settlement of stock loans in connection with short sales by Morgan.

      Our consent is further conditioned on the understanding that CGIP will retain sole voting power over the Crown Shares which are covered by the Swap until the termination of such Swap, and if after such termination Morgan beneficially owns

Voting Securities representing at least the Total Voting Power Threshold, Morgan shall in an orderly fashion dispose of such number of Voting Securities in the manner provided above as shall be necessary to reduce Morgan's beneficial ownership of Voting Securities to an amount less than the Total Voting Power Threshold.

       This consent shall be effective upon the execution of the confirmation relating to the Swap (the "Swap Agreement")(which shall be executed substantially simultaneously with this consent), a draft of which confirmation has been previously provided to Crown, and shall remain in effect until the termination of the Swap Agreement in accordance with its terms.

       Capitalized terms used in these paragraphs and not defined herein shall have the meanings that were assigned thereto in the Shareholders Agreement between CGIP and Crown dated February 22, 1996.


                                        Sincerely,

                                        /s/ Craig R. L. Calle
                                        Craig R. L. Calle
                                        Senior Vice President - Finance
                                        and Treasurer


CRLC/ljj

cc:      W. Avery
         A. Rutherford
         W. Lawlor -  Dechert Price & Rhodes
         A. Chapin - Sullivan &  Cromwell